Lexar Media, Inc. 47300 Bayside Parkway Fremont, CA 94538

t 510.413.1200 f: 510.440.3499

July 11, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman

 Division of Corporation Finance

Re: Lexar Media, Inc.

Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 000-31103

Dear Ms. Sherman:

     On behalf of Lexar Media, Inc. (“Lexar” or the “Company”), in this letter, we respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 10, 2005. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in italics. In addition, in an envelope marked “FOIA Confidential Treatment Request,” we are supplementally submitting, with the copy of this letter being transmitted via hand delivery, a copy of the Appendices to this letter regarding which the Company is requesting confidentiality pursuant to Regulation 200.83 of the Rules of Practice of the Commission (17 C.F.R. §200.83).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Inventory, page 25

1.	Based on the fact that you determined that you did not maintain effective internal control over the accounting for inventory valuation reserves because your procedures did not previously identify all excess and slow-moving products we believe your disclosures should be enhanced to discuss your accounting policy in more detail, especially those procedures which have recently been put into place to ensure more timely and accurate judgments and estimates can be made by management. Revise in future filings.

The Company supplementally advises the Staff that, in future filings, the critical accounting policies will include disclosures that: (1) the Company performs a quarterly detailed analysis of its inventory to identify all excess and slow moving products to be written off based on current forecasts, which takes into account the Company’s knowledge and expectations of industry and product developments; and (2) the Company estimates any write-downs to inventory to reduce its carrying value to its lower of cost or market value based on current and expected selling prices over the period that the related inventory is expected to be sold. Inventory write downs are recorded as cost of revenues. At the time the Company recognizes this charge, a new cost basis for that inventory is established and subsequent changes in facts and circumstances will not result in the restoration or increase in that newly established cost basis. If this inventory is subsequently sold or otherwise disposed of, the reduced cost basis is matched to the movement of related product inventory.

Results of Operations

Cost of Product Revenues, page 29

2.	Please tell us more about the events and circumstances that resulted in the inventory impairment charges in 2004. Specifically describe the following: (i) the nature of the inventory written-down or off; (ii) how the write-downs were distributed between raw material, work-in-process and finished goods; (iii) how you determine the amounts and timing of these write-downs; (iv) if all the items are completely written-off, tell us when they were discarded or when and how will they be disposed of; and (v) for any items retained, what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profits margins.

The Company supplementally advises the Staff that the events and circumstances that resulted in the inventory impairment charges in 2004 were as follows:

(i) As discussed in the response to comment #5 below, during the fourth quarter of 2004 and the first quarter of 2005, the Company experienced dramatic selling price declines as a result of unexpected changes in the market-place across most of its product lines. These declines in selling price required the Company to make adjustments to write-down inventories to their lower of cost or market value as of December 31, 2004; and

(ii) There were significant unexpected changes in demand for certain products that were partially the result of changes in selling prices of related products and resulted in excess inventory write-downs. The substantial majority of the inventory write-down recorded in 2004 was the result of dramatic and unexpected selling price reductions in the first quarter of 2005 for two specific “form factors” among the flash memory products sold by Lexar: Memory Stick Pro and xD Picture Card.

With respect to the specific information requested by the Staff in clauses (i) through (v) above, the Company supplementally advises the Staff of the following:

(i) Please refer to the table in Appendix #1 for a classification and quantification of the inventory written-down or off.

(ii) Please refer to the table in Appendix #1 for a distribution of the write-downs between raw material, work-in-process and finished goods.

(iii) The Company’s current procedures to determine the timing and amounts of these write-downs was discussed in response to comment #1 above. The Company determines excess and slow moving inventory based upon current forecasts of selling prices, adjusted for realization costs and taking into account the period expected to sell the inventory. The analysis is performed by stock keeping unit or “SKU.”

(iv) Sales of previously written down inventories during 2004 were not material and amounted to the sale of $587,000 of inventory which had been previously written off. In addition, $590,000 of inventory which had been previously reserved was scrapped. These dispositions during 2004 took place as follows: Q1 - $494,000; Q2 - $239,000; Q3 - $83,000 and Q4 – $361,000. Inventory on hand at December 31, 2004 which has been written-off or written-down is being regularly evaluated by the Company in order to determine whether it will be sold or scrapped and, if so, the timing thereof.

(v) The Company does not anticipate a material impact on future gross profit margins upon subsequent disposition of inventory items that have been written-down or off and were still on hand at December 31, 2004. In determining inventory write-downs, the Company makes estimates to write-down its inventory to its net realizable value; accordingly, the only expected impact to gross margin upon disposition would relate to selling such inventory at carrying costs. In the past, volumes of such sales have not been material and did not have a material impact on its gross margins. In the event that such sales are anticipated to have a material impact on its gross margins, the Company will discuss the anticipated impact in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Similarly, in the event that previously written down inventory is sold, any material impact to the gross margins will be discussed in the MD&A.

Note 2 – Summary of Significant Accounting Policies

Segments, page 71

3.	We note that you have three categories of products. Revise future filings to report revenues for each product or each group of similar products. See paragraph 37 of SFAS 131.

The Company supplementally advises the Staff that its primary product is digital media based on flash memory. Controllers may be sold separately from the digital media, but they are primarily sold as a component of the Company’s flash based digital media devices. Connectivity products (which connect the digital media to a PC or other hardware device) are sold primarily as an accessory to round out the Company’s digital media offerings and are ancillary to the sale of the Company’s digital media. Accordingly, management considers digital media products, connectivity products and controllers to be a group of similar products as referred to in paragraph 37 of SFAS 131. In addition, revenues from these products were not material as the Company’s controller sales represented approximately 1%, 2% and 2% of its gross product revenues during 2004, 2003 and 2002, respectively, and as revenues from the sales of connectivity products represented approximately 1%, 2% and 5% of its gross product revenues during 2004, 2003 and 2002, respectively.

Revenue Recognition, page 72

4.	Your revenue recognition policy states that you “generally recognize product revenue upon delivery when persuasive evidence of an arrangement exists. . .” If revenue has been recognized prior to delivery please tell us the circumstances for such revenue recognition and the basis for the accounting treatment. Otherwise, clarify the notes in future filings to specifically state that revenue has not been recognized prior to delivery.

The Company advises the Staff that revenue has not been recognized prior to delivery. In future filings, the Company will revise this revenue recognition disclosure related to OEMs and end users to delete the word “generally” as follows: “With respect to OEMs and end users, we recognize product revenue upon delivery provided that persuasive evidence of an arrangement exists....”

5.	We note that starting in the fourth quarter of 2004, you determined that you were no longer able to reasonably estimate the level of revenue allowances and product returns and therefore you now defer revenue and costs of revenues for all your retail customers until they can sell the product to their end-customer or a time period that is “reasonably estimated” to allow the retail customer to sell their product to the end-customer has elapsed. Please address the following:

•	Explain specifically what triggered your inability to reasonably estimate returns and incentives as of October 1, 2004 for your retail customers.

In October 2004, during the financial close process relating to the third quarter results, the Company made estimates concerning price protection obligations that it expected to incur on its customers’ channel inventory during the fourth quarter of 2004. These estimates were based, as they had been historically, on price moves that were then planned or anticipated during the period during which the Company determined the channel inventory to sell through to end customers. This rate of product sell through was primarily determined based on inventory reports from the Company’s customers.

Throughout the fourth quarter of 2004, the Company tracked its price protection obligations according to its past procedures. This process had previously been reliable in estimating price protection obligations (please refer to the table in Appendix #2) but failed during the fourth quarter of 2004 as the Company agreed to unanticipated demands for price declines from its customers. The Company believes the unexpected price pressure was the result of new developments as follows:

(i) Significant unexpected competition from SanDisk and others resulting in price wars that triggered steep declines in selling prices. In the fourth quarter of 2004, average selling prices per megabyte of the Company’s digital media decreased approximately 45% (taking into account both selling price declines and changes in product mix) as compared to the Company’s original estimate of approximately 27%. The Company believes that SanDisk sought to aggressively regain market share from Lexar and others by dropping its selling prices. In addition, increased competition in the digital media markets from companies like PNY, Kingston and M-Systems contributed to significantly higher uncertainties about future pricing.

(ii) Commoditization of digital media products. With products now being sold extensively in retail outlets such as WalMart, BestBuy and Target, the consumer is not discerning of Lexar quality versus others, particularly value line products. This trend of commoditization accelerates when selling prices experience steep declines, such as during the fourth quarter of 2004. New price conscious customers can now afford the product and those customers typically do not research and compare the performance and reputation of the products.

(iii) Absence of flash memory chip supply constraints from suppliers (Samsung, Toshiba and others), particularly at lower flash densities, which drove down flash memory chip prices. In addition, Samsung and Toshiba/SanDisk lowered prices of higher density flash chips to move the market up to higher capacity products and be more competitive on a cost per bit basis than the newer flash memory suppliers who recently entered the market (Renesas, Hynix and Micron). The move to higher capacity cards resulted in faster than anticipated selling price declines in order to move products in the retail marketplace (e.g. the retail selling price per bit of a 128MB flash memory device was $0.154 while the retail selling price per bit of a 1GB flash memory device was $0.073 — or half the cost per bit of storage at the end of 2004).

•	Demonstrate your ability to make reasonable estimates of revenue allowances and product returns prior to such dates. Specifically, how you met the requirements in paragraph 6 of SFAS 48 for prior years. Provide quantified evidence on a quarterly basis where necessary to support your conclusion.

The Company supplementally advises the Staff that it has considered the six criteria listed in paragraph 6 of SFAS 48 for recognizing revenue when rights of return (including price protection) exist as follows:

(a) The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

The selling price is agreed with customers prior to shipment of the product. The Company grants rights of returns, including price protection, and closely monitors returns and price protection on a quarterly basis. Prior to the fourth quarter of 2004, the Company had a historic and demonstrated ability to determine the selling price by making reasonable estimates of returns and price protection for customers that met the criteria for revenue recognition upon shipment.

(b) The buyer has paid the seller, or the buyer is obligated to pay the seller and obligation is not contingent on resale of product.

The Company invoices its customers, including distributors, upon shipment of its product and payment is due on its invoices in accordance with normal invoice payment terms. The obligation is not contingent on resale of the product.

(c) The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

The Company confirms, as stipulated in its terms of sales, that its customers hold title to products shipped and are liable in the event of theft or physical destruction or damage of the product.

(d) The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

The Company confirms that all of its revenue generating sales transactions are arms length transactions with independent customers of economic substance.

(e) The seller does not have significant obligations for future performance to directly bring about the resale of the product by the buyer.

The Company confirms that its customers are solely responsible for the sale of the product and that the Company does not have obligations to its customers to directly assist with or bring about the resale of its products.

(f) The amount of future returns can be reasonably estimated (paragraph 8).

The Company continued to consider the requirements of paragraph 8 of SFAS 48 and question 9 of SAB 104, as discussed in its response on March 14, 2003 to comment #42 of the Staff’s letter to the Company dated February 27, 2003, and found no significant changes prior to the fourth quarter of 2004. The Company has updated the table presented to the Staff in its letter of March 14, 2003 (Response to comment # 42) with quarterly costs of price protection and a measure of the accuracy of the ‘true-up’ adjustment to demonstrate the Company’s ability to estimate price protection obligations with reasonable accuracy prior to the fourth quarter of 2004. Price protection amounted to approximately 8% of total net revenue in fiscal 2004 compared with approximately 3% of total net revenue in fiscal 2003. Please refer to Appendix #2 for the updated table. Rights of return other than price protection, such as warranty returns and stock rotation, represented 2.5%, 2.7% and 2.4% of reported net revenues during 2004, 2003 and 2002, respectively. The Company believes it has reasonably estimated such returns in the past.

•	Tell us how you determine a “reasonably estimated” time has elapsed for your reseller to sell to the end-customer. Explain if the return privilege has substantially expired prior to recording revenue.

The Company advises the Staff that it closely monitors the number of weeks of inventory in the channel based on sell-through and on-hand inventory reports received from its customers.

Additionally, the Company advises the Staff that the rights of return, including price protection, expire at the time that the customer sells products through to the end user. At that point, the only right of product return is for warranty issues, and the Company has historically experienced warranty related product returns at a rate of less than 1% of revenue. The Company maintains a warranty reserve on its balance sheet and continually monitors warranty activity to assess whether there is unusual activity or a situation that would cause a change in the rate of warranty returns.

•	Support when you believe it is appropriate to recognize revenue to your distributors. If you are still able to estimate the level of revenue allowance and product returns for sales to distributors explain to us how in greater detail.

The Company believes it is appropriate to recognize revenue on sales to its distributors when the distributor has sold the product to its customer, except where the Company has agreed to provide the distributor’s customer with price protection or stock rotation rights. Where sales to customers of the distributor are significant and when the Company has agreed that the distributor’s customer will have rights to price protection or stock rotation, the Company will obtain an on-hand inventory report from the customer of the distributor and recognize revenue only when that inventory has sold through to the end user.

6.	Please describe the nature, terms and extent of price protection, promotions, discounts, rebates, volume incentive rebates, co-op advertising or other concessions granted to customers. Explain why sales related discounts increased from $55.1 million to $120.8 million for 2003 to 2004. Demonstrate that your accounting for these matters conforms to GAAP. Refer to EITF 01-09 in your response.

The Company advises the Staff that the increase in sales related discounts from $55.1 million, or approximately 13% of total net revenues in fiscal 2003, to $120.8 million, or approximately 18% of total net revenues for fiscal 2004, was primarily due to an increase in sales volume of approximately 65% from $412.3 million in 2003 to $681.7 million in 2004, and to price protection obligations resulting from the steep selling price declines it experienced during fiscal 2004. The steep price declines resulted in an increase in price protection obligations to approximately 8% of total net revenue in fiscal 2004 compared with approximately 3% of total net revenues in fiscal 2003. Certain expenditures incurred in connection with marketing development and co-operative advertising funds are recorded as operating expenses if the requirements of EITF 01-09 have been met as further discussed in response to comment # 10 below. Following is a discussion of the types of sales discounts that the Company offers its customers and the accounting for such discounts.

Price protection

The Company provides price protection to certain of its customers in the distribution and retail channels. The cost of the price protection is estimated and recorded in the period that the associated products are sold through to the end customer. The Company asks that the Staff refer to the response to comment #5 above for further information about price protection.

Returns

The Company provides right of return to certain of its customers in the distribution and retail channels. The estimated returns are calculated based on historical experience and specific current circumstances and information and are recorded at the time the associated revenue is recognized. The Company asks that the Staff refer to the response to comment #5 above for further information about returns.

Sales discounts and allowances

The Company provides customer specific discounts on a selective basis. These discounts reduce revenues and are recorded when the customer is invoiced and deferred if the related revenue is deferred. Additionally, the Company provides certain of its customers term discounts for early payment of outstanding balances. Term discounts are recorded as reductions against revenue based on estimates of discounts to be taken by customers at the time the Company recognizes revenue.

Volume incentive rebates (“VIR”)

The Company provides volume incentive rebates to selected customers when they meet certain predetermined sales thresholds. VIRs are accrued against revenue at the time shipments are invoiced if the Company expects the customers will meet their sales thresholds based on their rates of purchasing. The Company accrues VIRs in the period it recognizes the related revenue.

Mail- in- coupon and instant rebate programs (“Rebates”)

The Company regularly offers retail sales incentives in the form of cash rebate programs. Generally, independent third parties manage the Company’s cash rebate programs and the Company and its customer manage the instant rebate programs. The Company accrues the expected cost of rebate claims at the time that the product is sold to the end customer. The estimated cost of rebates takes into account the expected sales during the rebate period and expected rebate redemption rates based on prior statistics and knowledge of the program being offered.

Marketing development and co-operative advertising funds (“MDF”)

The Company offers certain customers a MDF allowance based on either a percentage of their total purchases or a fixed dollar amount to be spent on advertisements or other product promotions that comply with criteria prescribed by its marketing and sales organization. The Company records the provisions for MDF to its customers either as a reduction of revenue or as an operating expense and does not distinguish between marketing development fund and cooperative advertising programs. Please refer to the response to comment #10 below for more information about how the Company applies EITF 01-09 to its MDF obligations.

7.	We note your discussion on page 4 regarding a third category of products where you purchase and resell products from your suppliers. Tell us how you recognize revenue related to sales of these products, including whether you recognize revenue gross or net. Refer to EITF 99-19 in your response.

The Company advises the Staff that when the Company purchases and resells products from its suppliers, the revenues and costs are recognized on a gross basis in accordance with the guidance provided in EITF 99-19. The Company is the primary obligor in the arrangements and takes all the risks associated with the product and the sale of the product after taking delivery from the supplier. More specifically, in all cases when the Company is a reseller, it: (1) purchases the product from the supplier at a negotiated price and is responsible for payment of the purchase price to the supplier; (2) takes title to the products which become part of its inventory; and (3) negotiates the sale of the product (which includes setting the selling price) to its customer and has the risks and rewards of ownership, including the loss for collection, delivery and returns. The Company does not act as an agent or broker with compensation on a commission or fee basis.

8.	We note on page 6 that you also offer software products to your customers. Explain how software is incorporated into your products or otherwise sold. Tell us how you account for sales of stand alone software or software embedded in your products.

The Company sells the following types of software:

(i) Photo Mechanic is software that allows the user to browse and batch process digital images. The Company purchases the product from a third party to resell it as an ancillary product for its customers. Gross revenue from the sale of Photo Mechanic was $107,000 in fiscal 2004.

(ii) Image Rescue is software that allows the end user to recover corrupted data from flash based products. The Company’s gross revenue for this product was $91,000 in fiscal 2004.

The Company does not provide Post-contract Customer Support (“PCS”) after the software is shipped to its customers. The Company does provide warranty related bug-fixes or drivers to allow the software to perform according to its original specifications. Accordingly, revenue from such sales is recognized after shipment as it is sold through to the end-user.

The Company’s products include semiconductor chips with embedded software programming logic required to operate the hardware. However, the Company has considered footnote 2 of paragraph 2 of SOP 97-2 to arrive at the determination that embedded software is incidental to its products:

(i) Software is not a significant focus of the Company’s marketing efforts. With the exception of Image Rescue and Photo Mechanic, it does not sell software separately. The Company’s premium products command higher selling prices as a result of significantly larger flash memory capacity and controllers with faster read/write access. Image Rescue is loaded onto the Company’s premium products to allow the user to recover corrupt and deleted data from the flash memory device.

(ii) The Company does not provide PCS. The Company does provide warranty related bug-fixes and driver downloads that are made available on the Company’s website to allow its products to function in accordance with original specifications.

(iii) The Company does not incur significant costs that are within the scope of FASB Statement No.86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”. The Company’s product development efforts are focused almost exclusively on developing hardware, in particular on developing flash memory controllers that control the management of data within the flash memory more efficiently as well as for different or new products or form-factors.

Note 3. Balance Sheet Disclosures, page 77

9.	We note you record deferred profit margins on your balance sheet. Confirm that at no point do you recognize sales or cost of sales while deferring profit. As discussed in Question and Response 31 of the FAQ Staff Accounting Bulletin No. 101, the practice of recognizing sales and cost of sales while deferring gross margin is not in accordance with GAAP. Revise future filings or advise.

The Company confirms to the Staff that at no point are sales or cost of sales recognized while deferring profit. The amount of deferred product margin included on the Company’s balance sheet in the caption “Deferred license revenue and product margin” is the net of the deferred revenues and related costs. Once the revenue recognition criteria are met, the related gross product revenues and cost of product revenues are recognized in the consolidated statement of operations. The Company believes the disclosures included in Note 2. Summary of Significant Accounting Policies, Revenue Recognition, Product Revenues, on page 73 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 adequately addresses this matter: “... where we are unable to reasonably estimate the level of product returns or other revenue allowances, revenues and the cost of revenues are deferred (“sell-through basis”) until these resellers have either sold the product to their customers or a time period that is reasonably estimated to allow these resellers to sell the product to their end customers has elapsed.” The Company respectfully submits that no additional disclosure should be required in future filings.

10.	Tell us more about your market development fund expenditures. Describe how you account for these and your consideration given to EITF 01-09.

The Company advises the Staff that, in accordance with EITF 01-09, it accounts for market development fund expenditures that it gives to its customers as a reduction of selling price and, therefore, a reduction of revenue unless both of the following conditions are met:

(i) The Company receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale to the recipient, such that the Company could have entered into an exchange transaction with a party other than a purchase of its products in order to receive that benefit; and

(ii) The Company can reasonably estimate the fair value of that benefit.

The Company uses the services of an independent third party to track the advertising done by the Company’s customers and to determine the fair value of the benefit derived by the Company. The independent third party tracks advertisements placed by customer (date of the advertisement, the publication, the retailer and the advertisement size) and calculates the value, using a ‘space rate’ for the relevant publications. To the extent that the consideration applied exceeds the fair value of the benefit received, the excess is treated as a reduction of revenue.

Note 14. Contingencies, page 87

11.	Even if there is no accrual for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, you should disclose an estimate of the possible loss or range of loss for each proceeding, or state that such an estimate cannot be made. Refer to SAB Topic 5:Y. Revise in future filings or advise us as to why you do not believe such revision is appropriate.

The Company advises the Staff that neither of the conditions set forth in paragraph 8 of SFAS 5 are met for any of the proceedings, in which the Company is a defendant, which proceedings are disclosed in Note 14 to the consolidated financial statements of the Company. The Company is not able to reasonably estimate the range of loss that is reasonably possible in any of the proceedings disclosed in which the Company is a defendant. The Company advises the Staff that in future filings it will state that it is unable to reasonably estimate the range of loss for each proceeding.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

       If you have any questions or comments, please contact me at (510) 413-1201.

Sincerely,

/s/ Brian T. McGee

Brian T. McGee

cc:	Eric B. Stang (Lexar Media, Inc.)
Eric S. Whitaker, Esq. (Lexar Media, Inc.)
Dennis R. DeBroeck, Esq.
Harish Khanna